Exhibit 99.1

BTQ Exercises Option to Acquire QPerfect, a Leading Neutral Atom Computing Company, Strengthening BTQ as a Fully Integrated Quantum Company

•	Full acquisition of QPerfect: BTQ has exercised its option to acquire QPerfect, a leading neutral atom quantum computing company, based at the heart of the European Center for Quantum Science (CESQ) in Strasbourg. This move establishes BTQ as the first listed fully integrated neutral atom quantum technology company.
•	Deep tech integration: QPerfect's MIMIQ emulator and Quantum Logical Unit (QLU) address two of the most critical bottlenecks in quantum technology. MIMIQ, one of the industry's most advanced quantum emulators, lets engineers design and test quantum programs in software at high speed before using real hardware. The Quantum Logical Unit adds the control layer that keeps quantum systems stable and enables scalable deployment beyond the lab. Bringing these into BTQ's cryptographic platform will speed the design, testing, and rollout of post-quantum security, one-shot signatures, and applications for finance, communications and critical infrastructure.
•	Adoption and partnerships: MIMIQ is already deployed by leading quantum research groups and enterprise customers across Europe, Asia, and North America and has been validated through France and Singapore collaborations such as Eureka, as well as peer reviewed work with hardware partners including QuEra and Quantinuum (who were both recently selected for Stage B of DARPA's Quantum Benchmarking Initiative (QBI)). QPerfect also maintains research and licensing agreements with institutional partners like CRS4 in Italy and industrial partners, including Quobly in France, reinforcing commercial traction and supporting recurring software licensing and collaborative quantum research services. These partnerships position BTQ to become a foundational provider of quantum-ready security infrastructure as global institutions begin planning real-world quantum deployments.
•	European R&D hub in Strasbourg with flagship programs: BTQ will anchor its European research and development in Strasbourg, collaborating closely with leading universities and national programs. Early milestones include demonstrating the Quantum Logical Unit on local neutral atom hardware and piloting next generation, quantum-safe digital signatures on live systems. This ecosystem dramatically shortens the path from academic research to commercial-grade, exportable products - positioning BTQ as a European leader in deployable quantum security.
•	Consolidated IP portfolio enabling scalable, fault-tolerant quantum: The combination creates a consolidated portfolio of European patents and registered software that enables the control, testing, and large-scale deployment of quantum systems. A new framework with regional tech transfer partners provides a path to exclusive commercial rights on future joint results. This supports BTQ's transition from research to industrial-scale solutions in neutral atom computing and post-quantum security, with defensible IP and scalable commercialization rights.

VANCOUVER, BC, Nov. 11, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that it has made a strategic investment of approximately 2 million Euros for a minority stake in Qperfect SA ("QPerfect") and at the same time exercised its option to acquire all outstanding securities of QPerfect, a leading neutral atom quantum computing company based in the European Center for Quantum Science ("CESQ") in Strasbourg, France marking a significant step toward building an integrated, end-to-end quantum technology platform that unites cryptography, emulation, and fault-tolerant quantum control under a single corporate structure. The closing of the acquisition is expected to occur by the end of 2025, subject to the satisfaction of a number of conditions including foreign direct investment (FDI) approval by French authorities and stock exchange approval.

BTQ Exercises Option to Acquire QPerfect, a Leading Neutral Atom Computing Company, Strengthening BTQ as a Fully Integrated Quantum Company
Click image to play video

Building a Vertically Integrated Quantum Platform

The acquisition elevates BTQ from a post-quantum security specialist to a fully integrated quantum technology company that spans the full stack from quantum cryptography to computing. By combining BTQ's enterprise grade post-quantum security for digital assets and critical infrastructure with QPerfect's industry leading MIMIQ emulator and Quantum Logical Unit control framework, BTQ adds two key quantum products to its commercial product suite. Anchoring European research in Strasbourg alongside leading academic programs strengthens BTQ's pipeline of talent, partnerships, and validations, while QPerfect's licensing model and active deployments with top hardware groups provide immediate commercial traction. Together, these elements position BTQ as a trusted provider of end-to-end quantum solutions, aligning security, software, hardware, and neutral atom computing on a single roadmap.

Commercial Model and Benchmark Validation

MIMIQ, QPerfect's industry leading quantum emulator, is licensed through recurring software agreements and supported by collaborative research and development engagements. It is in active use with leading quantum groups and enterprise customers across Europe, Asia, and North America, including work with industry leaders Quantinuum and QuEra (who were both recently selected for Stage B of DARPA's Quantum Benchmarking Initiative (QBI). The platform has been validated through France and Singapore collaborations such as Eureka and through peer reviewed publications with major hardware partners, producing data that demonstrates performance at scale and precise modeling of error correction and control systems.

QPerfect also maintains research and licensing agreements with institutional partners such as CRS4 in Italy and industrial partners including Quobly in France, reinforcing commercial traction. As part of BTQ, this model will align with enterprise grade post-quantum security offerings so customers can adopt quantum-safe communications today while preparing for interoperable compute platforms tomorrow, creating a single roadmap that connects data protection, verification, and future compute capability.

Competitive Positioning and European Expansion

With QPerfect, BTQ becomes Europe's leading software driven developer of neutral atom architectures. While some competitors concentrate primarily on building large scale hardware arrays, the combined BTQ and QPerfect focus is on the software and control layer that makes these systems practical, error tolerant, and interoperable. MIMIQ and the Quantum Logical Unit form a modular stack that can interface with multiple neutral atom approaches and with academic programs such as aQCess in France. By aligning advanced error correction and simulation with BTQ's leadership in post-quantum cryptography, the company offers an integrated pathway from secure communications to scalable quantum compute.

European Research and Development Hub in Strasbourg

BTQ will anchor European research and development in Strasbourg in close collaboration with leading universities and national programs. Early milestones include demonstrating the Quantum Logical Unit on local neutral atom hardware and piloting next generation, quantum safe digital signatures in live systems. Locating this work inside a strong academic and industrial ecosystem helps rigorous science translate into dependable products more efficiently.

Strategic Roadmap Toward Quantum Advantage

Following the consolidation of QPerfect's business into BTQ, the combined business will pursue a phased strategic roadmap designed to commercially deploy quantum-secure applications.

•	Quantum Logic Unit Prototype and One-Shot Signature Blueprint: QPerfect has initiated development of a Quantum Logic Unit (QLU) prototype, an accelerator bridging high-level quantum circuits with machine-level error-corrected code for neutral atom quantum processors. In parallel, the team is developing a blueprint for quantum one-shot signatures, a post-quantum cryptographic primitive designed for use on scalable quantum architectures.
•	Hardware Integration and Fault-Tolerant Demonstrations: BTQ and QPerfect aim to first demonstrate the QLU prototype with neutral atom hardware being built in Strasbourg. This phase will also advance quantum one-shot signature testing on live hardware, bridging cryptography and physics in an applied environment.
•	Quantum Advantage and Industrialization: BTQ and QPerfect plan to demonstrate commercial quantum advantage using scalable neutral atom platforms. This will mark the industrialization phase for BTQ's fault-tolerant quantum computing systems, paving the way for practical post-quantum cryptographic applications and quantum-secure infrastructure commercialization.

Team Collaboration and Scientific Excellence

Over the past months, the teams have been working closely together as part of their strategic partnership to advance one-shot signatures and quantum communications using neutral atom quantum processors and on their general strategic roadmap.

Together, the team combines deep theoretical physics expertise with practical engineering capabilities:

Dr. Gavin K. Brennen, Chief Quantum Officer at BTQ, is a recognized authority in quantum computation, simulation, and neutral atom physics. His work has influenced modern implementations of fault tolerant application scale quantum systems and post-quantum cryptographic protocols.

Prof. Shannon Whitlock, Co-Founder of QPerfect and Professor of Quantum Physics at the Université de Strasbourg, leads experimental research in neutral atom computation, Rydberg interactions, and quantum simulation and coordinates national and European programs including aQCess.

Prof. Guido Pupillo, Co-Founder of QPerfect, Professor of Physics at the Université de Strasbourg and Director of CESQ, leads theoretical work on neutral atom architectures, quantum simulation, and control, and coordinates the EU Quantum Flagship EuRyQa while co-coordinating the French aQCess program. Prof. Pupillo manages one of Europe's most productive programs in quantum simulation and neutral atom architectures. He is a principal inventor on cornerstone patents that define the Quantum Logical Unit and the QPerfect control stack.

Dr. Johannes Schachenmayer, Co-Founder of QPerfect and CNRS researcher at the Université de Strasbourg, leads a group on computational quantum many-body theory at ISIS and CESQ, specializing in large scale numerical methods and emulator design, and holds an ERC Consolidator grant.

Publications

•	Dr. Gavin K. Brennen co-developed early architectures for optical lattice qubits and has authored several landmark papers on quantum logic gates, entanglement measures, and quantum error correction, with over 6,000 scientific citations worldwide.
•	Prof. Shannon Whitlock has authored over 50 scientific publications with more than 4,000 citations, and two recent patent applications form the foundation of QPerfect's simulation and control systems.
•	Prof. Guido Pupillo's contributions are seminal to the development of neutral atom quantum computation and quantum control theory. He has published over 100 research papers in high-impact journals, including Nature, Science, Nature Physics, and Physical Review Letters, with over 11,000 scientific citations worldwide.
•	Dr. Johannes Schachenmayer has authored over 50 scientific publications in high-profile journals with more than 4,500 citations, including several landmark publications on numerical method developments and breakthroughs in understanding entanglement in quantum many-body systems.
•	Dr. Guido Masella has authored 15 scientific publications, including first-author papers in Physical Review Letters and Nature Communications, focusing on the numerical study of quantum many-body systems, the development of advanced quantum Monte Carlo algorithms, and the theoretical modeling of neutral atom platforms, including the identification of exotic phases of matter such as supersolids.

Intellectual Property and Portfolio

QPerfect maintains one of France's most advanced quantum software portfolios, including European patent families that address quantum resource allocation, fault tolerant control, hybrid algorithm emulation, and system level orchestration, as well as registered software that underpins MIMIQ and the Quantum Logical Unit.

Leadership Commentary

Olivier Roussy Newton, CEO of BTQ, commented: "By acquiring QPerfect, BTQ transforms from a post-quantum cryptography company into a vertically integrated quantum technology leader. This acquisition aligns software and hardware capabilities under one vision, to deploy quantum-secure solutions at an industrial scale and accelerate the global transition to quantum-safe infrastructure. It not only strengthens our presence within the European quantum ecosystem but also reinforces BTQ's with the highest standards of quantum technology."

Philippe Blot, CEO of QPerfect, added: "Our journey with BTQ has demonstrated the powerful synergies between algorithm design and neutral atom quantum architecture. Becoming part of BTQ ensures that QPerfect's technology will reach its full potential in next-generation applications that demand both speed and provable security."

Philippe Lucet, Director of BTQ, commented: "This transaction demonstrates BTQ's long-term commitment to integrating European innovation within a secure and transparent governance framework. By consolidating QPerfect's intellectual property and scientific expertise under BTQ's global structure, we have created a solid legal foundation for collaboration and growth across borders."

About QPerfect
QPerfect is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ, forms the first layer of the QLU and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility - surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

Certain statements herein contain forward-looking statements and forward-looking information (collectively, "forward-looking information") within the meaning of applicable securities laws. Such forward-looking information includes but is not limited to: the proposed acquisition of QPerfect and the expected timing thereof; the satisfaction of closing conditions for the acquisition of QPerfect; the benefits and outcomes of the investment in and acquisition of QPerfect; and statements or information with respect to the business plans of the Company and QPerfect, including with respect to their respective research partnerships. Forward-looking information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking information.

The Company has made numerous assumptions including among other things assumptions about: the benefits of the investment in and acquisition of QPerfect; the ability to close the acquisition of QPerfect and obtain regulatory and stock exchange approval thereof; the anticipated costs and expenditures for the investment in and acquisition of QPerfect; the ability for QPerfect to accomplish certain milestones in connection with the acquisition, and the timing thereof; no material changes in tax laws in Canada, France or the European Union; with the Acquisition, BTQ becomes Europe's leading software driven developer of neutral atom architectures; general business and economic conditions; the development of post-quantum algorithms and quantum vulnerabilities; and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking information herein will prove to be accurate. Forward-looking information is based on assumptions and involves known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking information. These factors include risks relating to: the acquisition of QPerfect may not close on the terms set forth herein, or at all; risks relating to the receipt of all requisite approvals and satisfaction of conditions for the acquisition of QPerfect, including foreign direct investment (FDI) approval by French authorities on satisfactory terms, approval of the stock exchange and other necessary approvals; risks associated with the business of QPerfect given its limited operating history; the ability to realize synergies by vertically integrating the Company and QPerfect following the completion of the acquisition; the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's and QPerfect's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains and quantum technology); the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/btq-exercises-option-to-acquire-qperfect-a-leading-neutral-atom-computing-company-strengthening-btq-as-a-fully-integrated-quantum-company-302611231.html

SOURCE BTQ Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2025/11/c8309.html

%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 11-NOV-25